April 9, 2014

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention: Ms. Stacie D. Gorman, Staff Attorney

Re:	Cousins Properties Incorporated Form 10-K for the fiscal year ended December 31, 2013 Filed on February 13, 2014 File No. 001-11312

Dear Ms. Gorman:

The following information is in response to your letter of March 26, 2014. The response is numbered to correspond to the numbered comments in your letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013

Item 2. Properties, page 13

1.
Comment: We note your response to comment 1 of our comment letter dated May 5, 2011, and we note that you have identified the annualized base rent for your office and retail portfolios on page 14. We also note that, according to footnote (3), these annualized base rent figures do not reflect effective rents as adjusted for items such as free rent concessions. In future Exchange Act periodic reports, please provide disclosure reflecting the quantitative impact of these adjustments, to the extent that your annualized rent figures do not reflect these items, or advise.

Response: In our Annual Report on Form 10-K for the year ending December 31, 2014, in Item 2, we will continue to disclose the annualized base rent by portfolio and will disclose the financial impact, by portfolio, on annualized base rent of tenants in a free rent period.

Lease Expirations, page 15

2.
Comment: We note your tabular disclosure regarding the lease expirations for your office and retail portfolios. In future Exchange Act periodic reports, for each of the years disclosed, please also identify the number of tenants whose leases will expire and the percentage of gross annual rent represented by the expiring leases.

Response: Beginning with our Annual Report on Form 10-K for the year ending December 31, 2014, in the Lease Expiration section of Item 2, we will identify the number of tenants whose leases will expire and the percentage of annual contractual rent, as defined in the Lease Expiration section of Item 2, represented by the expiring leases for each of the years disclosed.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

3.	Comment: In future Exchange Act periodic reports, please compare the rents on new and renewed leases to the prior rents or advise.

Response: Beginning with our Quarterly Report on Form 10-Q for the three months ending March 31, 2014, in Management’s Discussion and Analysis of Financial Condition and Results of Operations, we will disclose the change in net rental rates from the prior rents for new and renewal leases. We will exclude from this disclosure any leases executed for spaces that were vacant upon acquisition, new leases in a development property, and leases in spaces that have been vacant for one year or more.

Capital Expenditures, page 38

4.
Comment: We note your disclosure here of tenant improvement and leasing costs for your entire portfolio on a per square foot basis for the year. In future Exchange Act periodic reports, please separately include this disclosure for both renewals and new leases.

Response: Beginning with our Quarterly Report on Form 10-Q for the three months ending March 31, 2014, in the Capital Expenditure section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, we will disclose tenant improvement and leasing costs for our office portfolio on a per square foot basis for new leases, renewal leases, and, if applicable, other categorizations that we deem to be appropriate.

Item 10. Directors, Executive Officers and Corporate Governance, page 43

5.
Comment: We note that Item 10 of Form 10-K also requires the disclosure of the information required by Items 407(c)(3), (d)(4) and (d)(5) of Regulation S-K. While we note that your definitive proxy statement includes this disclosure, it does not appear to be incorporated by reference into your Form 10-K. In future Exchange Act periodic reports, please indicate that this information will be incorporated by reference from your proxy statement or disclose the information here.

Response: In future filings of our Annual Report on Form 10-K, if we do not include information required by Items 407(c)(3), (d)(4), and (d)(5) of Regulation S-K directly in the Annual Report on Form 10-K, we will incorporate this information by reference from our definitive proxy statement into our Annual Report on Form 10-K as follows:

The information required by Items 401, 405, 406, and 407 of Regulation S-K is presented in Item X in part I above and is included under the captions “Proposal 1 – Election of Directors” and “Section 16(a) Beneficial Ownership Reporting Compliance” in the Proxy Statement relating to the 201X Annual Meeting of the Registrant’s Stockholders, and is incorporated herein by reference.

Item 11. Executive Compensation, page 44

6.
Comment: We note that Item 11 of Form 10-K requires the disclosure of the information required by Items 407(e)(4) and 407(e)(5) of Regulation S-K. While we note that you include this disclosure in your definitive proxy statement, it does not appear to be incorporated by reference into your Form 10-K. In future Exchange Act periodic reports, please indicate that this information will be incorporated by reference from your proxy statement or disclose the information here.

Response: In future filings of our Annual Report on Form 10-K, if we do not include information required by Items 407(e)(4) and 407(e)(5) of Regulation S-K directly in the Annual Report on Form 10-K, we will incorporate this information by reference from our definitive proxy statement into our Annual Report on Form 10-K as follows:

The information required by Items 402 and 407 of Regulation S-K is included under the captions “Executive Compensation,” “Director Compensation,” and “Compensation Committee Interlocks and Insider Participation” in the Proxy Statement relating to the 201X Annual Meeting of the Registrant’s Stockholders is incorporated herein by reference.

*****

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission. We acknowledge that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. We acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 404-407-1116 with further questions concerning this letter.

Sincerely,

/s/ Gregg D. Adzema
Gregg D. Adzema
Executive Vice President
& Chief Financial Officer

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